UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011

Commission File Number 0-99

PETROLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

 (Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Press Release No. 80/2011                                                                                                August 29, 2011

Pemex and Sacyr Vallehermoso enter into a shareholders agreement

Time of publication:  16:03

Pemex, the oldest industrial partner of Repsol company, and Sacyr Vallehermoso (SyV), the industrial partner with the highest number of shares in Repsol (20%), have entered into an agreement today in order to jointly vote in the most important decisions to be taken at the Spanish oil company.  In addition, Pemex will acquire in the market 5% of Repsol shares, thus increasing its stockholding to 9.8%.

Both shareholders share the same forward-looking approach, which, in sum, is evident in the following goals:  to maintain Repsol as a Spanish and independent oil company; to further international best practices in corporate governance and social responsibility; and to reach efficiency in Repsol’s management and in the management of its subsidiary companies, driving coordination and attainment of synergies, as well as to establish representation in the administration and management bodies of Repsol, in accordance to voting rights.

Pemex is the fourth largest crude oil producer in the world and has been assessed as the eleventh largest integrated oil company worldwide.1

In addition, in Mexico, Pemex is the only crude oil, natural gas and petroleum products producer, as well as the most important income source of the Mexican Government and the most important company of the country.

Sacyr Vallehermoso, a company listed in the Ibex-35, is one of the largest Spanish infrastructure groups, and is diversified in the areas of construction, franchises, services, equity, real estate and energy.  It has a presence in five continents, with a portfolio of 51,000 million euros,  61% of which stems from international activity, with works such as the construction of the third set of locks of the Panama Canal or the Messina bridge, among others.

___________________________________
1 PIW 2011 Rankings. Petroleum Intelligence Weekly, December 6, 2010.

Press Release No. 82/2011                                                                                                September 2, 2011

Acquisition of Repsol shares

Time of publication:  20:11

In accordance with the shareholders agreement dated August 29, 2011, entered into between Petróleos Mexicanos and P.M.I. Holdings, B.V., as one party, and Sacyr Vallehermoso, S.A., as the other, P.M.I. Holdings B.V. has acquired a total of 56,377,090 shares of Repsol YPF, S.A., which represent 4.62% of the share capital of the company.  The final amount of the purchase will be determined at the closing of the transaction.  The acquisition of these shares has been effected through purchases in the market and through transactions with various entities, such as Credit Agricole CIB, Natixis, HSBC and Grupo Financiero Inbursa.  The financial advisor in this transaction is Credit Agricole CIB.

September 12, 2011

Announcement:
Appointment of the Secretary of Energy, Chairman of the Board of Directors of Petróleos Mexicanos

Felipe Calderón, President of Mexico, appointed Mr. Jordy Herrera Flores, as new Secretary of Energy replacing Dr. José Antonio Meade Kuribreña, who was appointed as Secretary of the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit or “SHCP”).  In accordance with the provisions of Article 9 of the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law), the Secretary of Energy will be Chairman of the Board of Directors of Petróleos Mexicanos.

Mr. Herrera Flores, who before this appointment served as the Director General of Pemex-Gas and Basic Petrochemicals, obtained a B.A. degree in Economics at the Universidad Iberoamericana, where he has also been a professor in the Economics Department.

He has also been Private Secretary of the Secretary of Energy, Director General of Investment Promotion and Undersecretary of Energy Planning and Technological Development of the same Ministry, where he promoted energy transition and the design of the new approach of the energy sector’s research centers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ Arturo Delpech del Ángel
Arturo Delpech del Ángel
Associate Managing Director of Finance

Date: September 12, 2011

FORWARD-LOOKING STATEMENTS

        This report contains words, such as “believe,” “expects,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance.  We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;
•	import and export activities;
•	projected and targeted capital expenditures and other costs, commitments and revenues; and
•	liquidity.

        Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control.  These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;
•	effects on us from competition;
•	limitations on our access to sources of financing on competitive terms;
•	significant economic or political developments in Mexico;
•	developments affecting the energy sector; and
•	changes in our regulatory environment

Accordingly, you should not place undue reliance on these forward-looking statements.  In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.